1934 Act Registration No. 1-31335

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

December 4, 2002

AU Optronics Corp.
(Translation of Registrant’s Name into English)

No. 1 Li-Hsin Road 2
Science-Based Industrial Park Hsinchu, Taiwan
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	X

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, The Company’s explanation of the reportage “AU Optronics Corp. receives notebook PC panel orders from BenQ”, dated November 27, 2002.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: December 4, 2002	By:	/s/ Max Weishun Cheng
Name: Max Weishun Cheng
Title: Chief Financial Officer

ITEM 1

AU Optronics Corporation
November 27, 2002
English Language Summary

Subject: The Company’s clarification of the reported “AU Optronics Corp. received notebook PC panel orders from BenQ”.

Regulation: Published pursuant to Article 2-31 of the Taiwan Stock Exchange’s operating procedures for the Publication of Material Information by Listed Companies

Content:

1)	Name of the reporting media: Economic Daily News

2)	Date of the report: 2002/11/27

3)	Content of the report: AU Optronics Corp. acquires notebook PC panel orders from BenQ

4)	Company’s clarification of the reportage or provided information: AU Optronics reiterates its commitment to customer relationship confidentiality and hopes that all media will respect and support this commitment and hence will not comment on any speculation reports by the media on AUO’s customer orders.